EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

              We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related prospectus of Theravance, Inc. for the registration of shares of its common stock and convertible subordinated promissory notes due 2015 and to the incorporation by reference therein of our reports dated February 27, 2007, with respect to the consolidated financial statements of Theravance, Inc., Theravance, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Theravance, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Palo Alto, CA
January 14, 2008